UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39006

AMTD IDEA Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Our subsidiary, The Generation Essentials Group, made certain announcement on December 15, 2025, a copy of which is attached as exhibit 99.1 and exhibit 99.2 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – TGE Executed SPA Successfully to Acquire 50% in The Ritz Carlton Hotel Perth, Australia with a Total Value at A$280 Million

99.2	Press Release – TGE Successfully Executed SPA to Acquire Upper View Regalia Hotel in Kuala Lumpur, Malaysia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: December 15, 2025

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